January 9, 2024 Securities and Exchange Commission 100 F Street, NE

One International Place

40th Floor

100 Oliver Street

Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax

www.dechert.com

STEPHANIE A. CAPISTRON

STEPHANIE.CAPISTRON@DECHERT.COM

+1 617 728 7127 DIRECT

Washington, D.C. 20549

Attention: Mr. Michael Rosenberg

Re: Virtus Asset Trust (the “Registrant”)

(File No. 333-275759)

Dear Mr. Rosenberg:

This letter responds to the comments you provided to me in a telephonic discussion on December 29, 2023 with respect to your review of the Registrant’s Registration Statements filed on Form N-14 under the Securities Act of 1933, as amended, on November 28, 2023 (the “Registration Statements”) in connection with the reorganization of Virtus Seix High Yield Income Fund, a series of Virtus Strategy Trust (the “High Yield Income Fund”), and Virtus Seix High Income Fund, a series of the Registrant (the “High Income Fund”) (the High Yield Fund and High Income Fund, each, an “Acquired Fund” and collectively, the “Acquired Funds”), with and into Virtus Seix High Yield Fund, also a series of the Registrant (the “Acquiring Fund”) (the “Reorganization”). We have reproduced one of your comments below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the Registration Statement. We will respond to your additional comments in a separate latter.

Comment 1.

Please supplementally explain how the Reorganization satisfies the conditions of Rule 17a-8(a)(3), and particularly the requirement that the advisory agreements for the Acquired Funds and Acquiring Fund do not differ materially.

Response 1.

Section 17(a) of the 1940 Act prohibits an affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from selling to or purchasing from such registered company, or any company controlled by such registered company, any security or other property.[1] Rule 17a-8 under the 1940 Act exempts a reorganization from the prohibitions of Section 17(a) if the board of each participating fund makes certain specific findings with respect to such fund.[2] Specifically, Rule 17a-8 provides that in a merger or consolidation involving registered investment companies that may be first or second tier affiliated persons of each other, the transaction is exempt from Section 17(a) provided that the board of each participating affiliated investment company, including a majority of the board members who are not “interested persons” of any investment company participating in the reorganization, as defined in Section 2(a)(19) of the 1940 Act, determines:

[1]

Under Section 2(a)(3) of the 1940 Act, an “affiliated person” inludes any person directly or indirectly controlling, controlled by, or under common control with, such other person. In the case of an investment company, its investment adviser and any subadviser also are deemed to be affiliated persons of the investment company, but the investment company is not an affiliated person of its investment adviser or subadviser absent another source of affiliation, such as control.

[2]	See, e.g., Rule 17a-8 under the 1940 Act; Investment Company Mergers, Release No. IC-25666 (July 18, 2002) (adopting amendments to Rule 17a-8).

•	that participation in the reorganization is in the best interests of that investment company; and

•	that the interests of existing shareholders of that investment company will not be diluted as a result of the reorganization.[3]

The Board, including all of the Disinterested Trustees, has concluded that the Reorganization is in the best interests of each Acquired Fund and the Acquiring Fund and that the interests of existing shareholders of each Fund would not be diluted as a result of the Reorganization. The Board’s considerations in reaching these conclusions are discussed under “Reasons for the Reorganization” in the Prospectus/Information Statement, which describe the factors that the Board weighed.

Under Rule 17a-8(a)(3), shareholder approval by an Acquired Fund is not required if the Reorganization meets the following conditions:

•

Condition 1: Fundamental Investment Policies. No fundamental policy of the Acquired Fund (i.e., a policy that, under Section 13 of the 1940 Act, can be changed only with a vote of a majority of its outstanding voting securities) materially differs from a fundamental policy of the Acquiring Fund.

•

Condition 2: Advisory Contracts. The advisory contract between the Acquired Fund and any investment adviser thereof does not materially differ from the advisory contract between the Acquiring Fund and any investment adviser thereof, except for the identity of the investment companies as a party to the contract.

•

Condition 3: Continuity of Disinterested Trustees. The Disinterested Trustees overseeing the Acquired Fund who were elected by shareholders will comprise a majority of the Disinterested Trustees overseeing the Acquiring Fund.

•

Condition 4: Rule 12b-1 Fees. Any distribution fees authorized to be paid by the Acquiring Fund pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act are no greater than the distribution fees authorized to be paid by the Acquired Fund pursuant to such a Rule 12b-1 plan.

As discussed in the sections below, the Registrant believes that each of these conditions is satisfied.

Conditions 1, 3, and 4

The Registrant notes that Conditions 1, 3 and 4 are satisfied. Each Acquired Fund and the Acquiring Fund have materially the same fundamental investment policies,

[3]

See Investment Company Mergers, Release No. IC-25259 (Nov. 8, 2001) at 5. The SEC noted that “most mergers are effected on the basis of each merging portfolio’s net asset value, as determined for the purpose of daily pricing under our rules. The transparency of share value at which mergers occur reduces considerably the opportunity for affiliated persons to take advantage of the fund by mispricing the transaction.” Id.

as set forth in the Prospectus/Information Statement. The Disinterested Trustees overseeing the Acquired Fund who were elected by shareholders comprise a majority of the Disinterested Trustees overseeing the Acquiring Fund. In addition, each share class of each Acquired Fund will be reorganized into a share class of the Acquiring Fund with a Rule 12b-1 fee that is the same or lower than the Rule 12b-1 fee for that Acquired Fund share class.

The Registrant further notes that the organizational documents of the Registrant and the Acquired Fund Trust allow for reorganizations without shareholder approval.

Condition 2

Acquired Fund: Virtus Seix High Income Fund

In the case of Virtus Seix High Income Fund, the Acquired Fund and Acquiring Fund are parties to the same investment advisory agreement with VFA and subadvisory agreement with Seix (because the agreements cover multiple funds, including these two funds). While the investment advisory fee rates for the Funds differ, the fee rate for the Acquiring Fund is lower than that of the Acquired Fund, as set forth in the table below:

Fund	Advisory Fee Rate
Virtus Seix High Income Fund (Acquired Fund)

0.55%, subject to breakpoint discounts at the following asset levels:

First $500 million = none — no discount from full fee

Next $500 million = 5% discount from full fee

Next $4 billion = 10% discount from full fee

Over $5 billion = 15% discount from full fee

Virtus Seix High Yield Fund (Acquiring Fund)

0.45%, subject to breakpoint discounts at the following asset levels:

First $500 million = none — no discount from full fee

Next $500 million = 5% discount from full fee

Next $4 billion = 10% discount from full fee

Over $5 billion = 15% discount from full fee

The subadvisory fee paid to Seix for each Fund is 50% of the net advisory fee payable to the adviser.

Because the fee rate payable by the Acquiring Fund is lower than that of the Acquired Fund, the Registrant does not believe that this difference triggers shareholder approval under Rule 17a-8(a)(3). The purpose of the shareholder approval requirement is to prevent a fund complex from circumventing certain shareholder approval concepts under the 1940 Act by effecting through a reorganization changes that could not otherwise have been implemented without shareholder approval. The Registrant notes that the Acquired Fund and VFA could, without shareholder approval, reduce the fee rate payable by the Acquired Fund to that payable by the Acquiring Fund, consistent with applicable SEC staff guidance.[4] For these reasons, the Reorganization as it relates to Virtus Seix High Income Fund meets the conditions of Rule 17a-8(a)(3) and does not require shareholder approval.

Acquired Fund: Virtus Seix High Yield Income Fund

In the case of Virtus Seix High Yield Income Fund, VIA serves as the investment adviser for the Acquired Fund, while VFA serves as the investment adviser for the Acquiring Fund. While the investment advisory fee rates for the Funds differ, the fee rate for the Acquiring Fund is lower than that of the Acquired Fund, as set forth in the table below:

Fund	Advisory Fee Rate
Virtus Seix High Yield Income Fund (Acquired Fund)	0.48%

Virtus Seix High Yield Fund (Acquiring Fund)

0.45%, subject to breakpoint discounts at the following asset levels:

First $500 million = none — no discount from full fee

Next $500 million = 5% discount from full fee

Next $4 billion = 10% discount from full fee

Over $5 billion = 15% discount from full fee

Seix serves as subadviser to both the Acquired Fund and the Acquiring Fund. The subadvisory fee paid to Seix for each Fund is 50% of the net advisory fee payable to the adviser.

Other than the identity of the Funds and the Virtus investment advisory entity and the fee rate under the investment advisory agreement, the investment advisory and subadvisory agreements for the Acquired Fund and Acquiring Fund are materially the same. The Registrant therefore believes that shareholder approval of the Reorganization is not required. As noted, the purpose of the shareholder approval requirement is to prevent a fund complex from circumventing certain shareholder approval concepts under the 1940 Act by effecting through a reorganization changes that could not otherwise have been implemented without shareholder approval. As discussed above, the Acquired Fund and the investment adviser could implement the fee reduction without shareholder approval. In addition, the Acquired Fund could replace VIA with VFA as its investment adviser without shareholder approval; as we discuss below, under SEC and staff guidance transfer of the Acquired Fund’s advisory agreement from VIA to VFA would not be an “assignment”. Thus, the Reorganization does not directly or indirectly entail any change that could not otherwise have been accomplished without shareholder approval.

In support of the foregoing analysis, the Registrant notes that although Section 15(a)(4) of the 1940 Act provides that an investment advisory contract must

[4]

See e.g., Washington Mutual Investors Fund, Inc., SEC No-Action Letter (pub. avail. May 14, 1993) and R.O.C. Taiwan Fund, SEC No-Action Letter (pub. avail. Feb. 11, 2000), each relating to amendments reducing investment advisory fees without prior shareholder approval.

automatically terminate in the event of its “assignment,” Rule 2a-6 under the 1940 Act excludes certain transactions from Section 2(a)(4)’s definition of “assignment,” even if on their face they might appear to be assignments, if the transaction “does not result in a change of actual control or management of the investment adviser to, or principal underwriter of, an investment company.” In the release proposing Rule 2a-6, the SEC acknowledged that “where there is no change in the actual control or management of the investment adviser or principal underwriter and, hence, the actual management of the investment company as a result of the transactions, the transactions would not appear to conflict with the Congressional concerns embodied in the [1940] Act.”5 The Rule 2a-6 standard is satisfied here.6 VIA and VFA are both indirect, wholly-owned subsidiaries of the same parent company (Virtus) and the individuals at Virtus primarily responsible for the provision of services to the Acquired Fund under the investment advisory agreement would not change if VFA replaced VIA as investment adviser. Therefore, the Registrant believes that the replacement of VIA with VFA would not result in a change in actual control of the entity providing investment advisory services to the Acquired Fund and could be accomplished without shareholder approval.

Conclusion

For the foregoing reasons, the Reorganization meets the conditions of Rule 17a-8(a)(3) and does not require shareholder approval.

To address potential questions about the basis for the conclusion as it relates to the Virtus Seix High Yield Income Fund, the Registrant will revise the Prospectus/Information Statement to include the following disclosure:

“Although High Yield Income Fund shareholders will experience a change in investment adviser as a result of the Reorganization, High Yield Income Fund shareholders are not being asked to approve the Reorganization since the replacement of VIA with VFA would result in no change in actual control or management of the Fund’s investment adviser and therefore would not constitute an “assignment” for purposes of the 1940 Act. As the Reorganization does not otherwise require shareholder approval, shareholders are not being asked to approve the Reorganization.”

[5]	Exemptions for Certain Investment Advisers and Principal Underwriters of Investment Companies, Release No. IC-10809 (Aug. 6, 1979).
[6]

In addition, we believe that our conclusion is supported by various no-action letters setting forth the SEC staff’s view that transfers or other transactions will not constitute assignments under the 1940 Act where there will be no change in the beneficial owner or ultimate parent company of the entity responsible for the performance of the agreement and the nature and level of services provided under the agreement and the personnel providing such services. See, e.g., Spears, Benzak, Salomon & Farrell Incorporated, SEC No-Action Letter (pub. avail. Jan. 21, 1986) (no assignment where advisory contracts were transferred from one entity to another entity owned by the same shareholders as the first entity); Templeton Investment Counsel Limited, SEC No-Action Letter (pub. avail. Jan. 22, 1986) (no assignment where there was a liquidation and transfer of assets from one investment adviser to another investment adviser where both entities were owned by the same controlling person); and Nikko International Capital Management Company, Ltd., SEC No-Action Letter (pub. avail. June 1, 1987) (no assignment where advisory contract was transferred to a majority-owned subsidiary with the same ultimate parent company as the transferor).

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Stephanie A. Capistron
Stephanie A. Capistron